Exhibit 99.3

Gamehaus Holdings Inc. Announces Interim Financial Results for the First Nine Months of Fiscal 2025 Ended March 31, 2025

SHANGHAI, May 19, 2025 /PRNewswire/ -- Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven mobile game publisher, today announced its interim financial results for the first nine months of fiscal year 2025 ended March 31, 2025.

First Nine Months of Fiscal Year 2025 Financial Highlights

●	Total revenue was US$87.4 million, representing a 23.1% decrease from US$113.6 million in the same period of last fiscal year. In-app purchases contributed US$78.5 million, while advertising revenue reached US$8.9 million.
●	Total operating costs and expenses were US$85.4 million, representing a 20.6% reduction from US$107.5 million in the same period of last fiscal year.
●	Net income was US$2.3 million, down from US$6.0 million in the same period of last fiscal year.

First Nine Months of Fiscal Year 2025 Operating Highlights

In thousands, except percentages	For the Nine Months Ended March 31,
	2025	2024
Average MAUs[1]	3,887	4,431
Average DAUs[2]	719	879
ARPDAU[3]	0.337	0.359
Average DPUs[4]	15	20
Average Daily Payer Conversion Rate[5]	2.1%	2.3%
Average 7D Retention Rate[6]	10.1%	10.9%

1 Average Monthly Active Users, or Average MAUs, is defined as the number of individual users who play a game during a particular month.

2 Average Daily Active Users, or Average DAUs, is defined as the number of individual users who play a game on a particular day.

3 Average Revenue Per Daily Active User, or ARPDAU, is calculated by dividing revenue generated during a specific period by the Average DAU for that period, then further dividing by the number of days in the period.

4 Average Daily Paying Users, or Average DPUs, is defined as the number of individuals who made a purchase in a game during a particular day.

5 Average Daily Payer Conversion Rate is calculated by dividing Average DPU for a specific period by the Average DAU for that period.

6 Average Day Seven Retention Rate is calculated by dividing the number of new users who continue using the app on the seventh day after installation for a specific period by the total number of new users for that period.

●	The year-over-year declines in key operating metrics were primarily due to the natural lifecycle progression of several legacy titles that have entered a mature stage. In response, the Company strategically reduced user acquisition spending for these mature games, which led to a decrease in both active users and paying users. Monetization efficiency also declined, leading to lower average revenue per user and reduced payment conversion rates.
●	The decrease in user retention remained within normal fluctuation ranges and was mainly attributable to a lower allocation of marketing budget toward acquiring high-value users.
●	To mitigate these trends, the Company is actively collaborating with development partners to introduce new monetization initiatives and enhance operational content aimed at improving monetization performance across its existing portfolio.
●	In addition, several new titles are undergoing testing and optimization, with broader promotional efforts planned upon their full launch to help restore the Company’s user scale.

Mr. Feng Xie, the Company’s founder, Director and Chairman, commented: “We are pleased to report our earnings results for the first time as a public company and would like to express our sincere gratitude to the investors who have supported us throughout this journey. During the first nine months of fiscal 2025, as our legacy game titles continue to contribute revenue, we have begun to explore multiple business models such as “Game Architecture Model”, and are looking for potential in-depth cooperation opportunities. Our results in the first nine months of fiscal 2025 reflect the challenges we faced in the process of seeking long-term, high-quality and sustainable development. Looking ahead, we are confident in our ability to create sustained shareholder value by combining disciplined execution with product-led growth, while broadening our presence in both established and high-growth international markets.”

First Nine Months of Fiscal Year 2025 Financial Results

Revenue

Total revenue was US$87.4 million for the first nine months of fiscal year 2025, a decrease of 23.1% from US$113.6 million in the same period of last fiscal year.

●	In-app purchases decreased by 23.8% year over year to US$78.5 million for the first nine months of fiscal year 2025 from US$103.0 million in the same period of last fiscal year, mainly driven by a strategic reduction in user acquisition spending. As the Company adjusted its marketing approach in response to evolving platform dynamics and competitive market conditions throughout the first nine months of fiscal year 2025, the Company’s advertising costs decreased by 19.7% year over year during the period. Additionally, as generative AI and other emerging technologies reshape the mobile gaming landscape, the Company is working closely with development partners to integrate these innovations into game design and monetization strategies. As part of this transition, the Company also deferred large-scale marketing campaigns for selected titles to better align with long-term product and profitability goals.
●	Advertising revenue was US$8.9 million for the first nine months of fiscal year 2025, compared to US$10.6 million in the same period of last fiscal year. The reduction in the Company’s advertising investment during the period impacted overall traffic and exposure levels, which in turn affected advertising monetization performance. Despite this, the Company successfully mitigated the extent of the revenue decline by rolling out new in-game content and features that helped sustain player engagement and retention. These efforts supported continued monetization opportunities within the existing user base and reflect the Company’s focus on operational efficiency and product-driven growth amid shifting market dynamics.

Operating Costs and Expenses

Total operating costs and expenses totaled US$85.4 million for the first nine months of fiscal year 2025, a reduction of 20.6% from US$107.5 million in the same period of last fiscal year.

●	Cost of revenue decreased by 25.1% year over year to US$41.4 million during the first nine months of fiscal year 2025 from US$55.2 million in the same period of last fiscal year, reflecting lower platform fees, reduced profit-sharing payments to game developers, and a decline in customized design fees.
●	Research and development expenses were US$4.3 million in the first nine months of fiscal year 2025, an increase of 13.8% year over year from US$3.7 million in the same period of last fiscal year. The increase was mainly attributable to the Company’s strategic collaboration with several game developers during the early stages of game development.
●	Selling and marketing expenses decreased by 19.7% year over year to US$36.6 million during the first nine months of fiscal year 2025 from US$45.6 million in the same period of last fiscal year, primarily due to a US$8.6 million reduction in advertising costs related to player acquisition and retention. This decrease reflects the Company’s strategic decision to scale back promotional spending in response to volatile ad placement performance across major platforms, as well as to optimize marketing efficiency for mature titles.
●	General and administrative expenses were US$3.1 million for the first nine months of fiscal year 2025, an increase of 7.0% year over year from US$2.9 million in the same period of last fiscal year, primarily driven by higher salary expenses, professional service fees, and travel costs. These increases were largely associated with activities supporting the Company’s public listing preparation, including enhancements to corporate governance, financial reporting, and investor relations functions.

Operating Income

Operating income was US$2.0 million for the first nine months of fiscal year 2025, compared to US$6.1 million in the same period of last fiscal year. Operating margin was 2.3% during the first nine months of fiscal year 2025, compared to 5.4% in the same period of last fiscal year.

Other Income (Expenses), Net

Other income (expenses), net, which mainly included the Company’s non-operating income and expenses, interest income and expenses, investment income, and other income and expenses, was US$0.5 million for the first nine months of fiscal year 2025, compared to US$0.2 million in the same period of last fiscal year.

Net Income

Net income was US$2.3 million for the first nine months of fiscal year 2025, compared to US$6.0 million in the same period of last fiscal year. Net income per ordinary share was US$0.04 for the first nine months of fiscal year 2025, compared to US$0.11 in the same period of last fiscal year.

Cash and Cash Equivalents

Cash and cash equivalents were US$15.7 million as of March 31, 2025, compared to US$18.8 million as of June 30, 2024, which the Company believes is sufficient to meet its current liquidity and working capital needs.

Net Cash Generated From Operating Activities

Net cash provided by operating activities was US$0.8 million for the first nine months of fiscal year 2025, compared with US$3.7 million in the same period of last fiscal year.

Business Outlook

For the fourth quarter of fiscal year 2025 ending June 30, 2025, the Company expects its total revenue to be in the range of approximately US$27.5 million to US$30 million. This forecast reflects the Company’s current and preliminary view of its expected financial performance for the fourth quarter of fiscal year 2025 and is subject to change.

Conference Call Information

The management team of Gamehaus will host a conference call at 08:00 A.M. Eastern Time on Monday, May 19, 2025 (08:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference passcode, a unique PIN number (personal access code), dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://dpregister.com/sreg/10199786/ff24367338

A live and archived webcast of the conference call will be available on the Company’s Investor Relations website at https://ir.gamehaus.com/.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven mobile game publisher dedicated to nurturing partnerships with small- and medium-sized game developers to amplify their success. “You make successful games. We make games successful” is the company’s mantra, encapsulating its commitment to transforming potential into prosperity through data-driven monetization support and optimizing game publishing solutions. For more information, please visit https://ir.gamehaus.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties, including but not limited to those described under the ‘Risk Factors’ section in the Company’s most recent filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

	As of
	March 31, 2025	June 30, 2024
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,703,740	$18,816,535
Restricted cash	4,815	3,605
Accounts receivable	11,346,858	11,024,450
Advanced to suppliers	12,136,967	9,708,899
Prepaid expenses and other current assets	2,703,660	2,041,112
TOTAL CURRENT ASSETS	41,896,040	41,594,601

NON-CURRENT ASSETS:
Plant and equipment, net	109,955	133,558
Intangible assets, net	4,808,447	5,293,126
Operating lease right-of-use assets, net	433,281	695,571
Deferred offering costs	-	1,571,328
Equity investments	1,987,358	1,992,206
TOTAL NON-CURRENT ASSETS	7,339,041	9,685,789
TOTAL ASSETS	$49,235,081	$51,280,390

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$13,672,062	$13,034,836
Contract liabilities	3,342,088	2,830,068
Accrued expenses and other current liabilities	620,649	555,714
Operating lease liabilities	345,932	336,046
Due to related party	-	107,361
Taxes payable	50,089	19,466
TOTAL CURRENT LIABILITIES	18,030,820	16,883,491

NON-CURRENT LIABILITY:
Operating lease liabilities	9,189	351,856
TOTAL NON-CURRENT LIABILITY	9,189	351,856
TOTAL LIABILITIES	$18,040,009	$17,235,347

SHAREHOLDERS’ EQUITY:
Class A ordinary shares* (par value of $0.0001 per share; 900,000,000 Class A ordinary shares authorized as of March 31, 2025 and June 30, 2024, respectively; 37,971,245 and 34,401,887 Class A ordinary shares issued and outstanding as of March 31, 2025 and June 30, 2024, respectively)	3,797	3,440
Class B ordinary shares* (par value of $0.0001 per share; 100,000,000 Class B ordinary shares authorized as of March 31, 2025 and June 30, 2024, respectively; 15,598,113 and 15,598,113 Class B ordinary shares issued and outstanding as of March 31, 2025 and June 30, 2024, respectively)	1,560	1,560
Additional paid-in capital	10,856,609	16,203,206
Retained earnings	21,958,617	19,581,470
Accumulated other comprehensive loss	(1,591,078)	(1,772,669)
TOTAL GAMEHAUS HOLDINGS INC’S SHAREHOLDERS’ EQUITY	31,229,505	34,017,007
Non-controlling interests	(34,433)	28,036
TOTAL SHAREHOLDERS’ EQUITY	31,195,072	34,045,043
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$49,235,081	$51,280,390

* Presented on a retroactive basis to reflect the reverse recapitalization that is discussed in detail in Note 1 to the Company’s Unaudited Condensed Consolidated Financial Statements.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(EXPRESSED IN U.S. DOLLARS)

	For the Nine Months Ended March 31,
	2025	2024
REVENUE	$87,390,942	$113,604,670
OPERATING COST AND EXPENSES
Cost of revenue	(41,358,663)	(55,247,296)
Research and development expenses	(4,250,977)	(3,735,477)
Selling and marketing expenses	(36,628,917)	(45,599,043)
General and administrative expenses	(3,137,638)	(2,931,499)
INCOME FROM OPERATIONS	$2,014,747	$6,091,355

OTHER INCOME (EXPENSES):
Share of net loss from equity investees	(7,800)	(29,321)
Interest income	428,060	203,087
Other income, net	48,904	29,826
Total other income, net	469,164	203,592

INCOME BEFORE PROVISION FOR INCOME TAXES	2,483,911	6,294,947

INCOME TAXES EXPENSES	(169,171)	(254,553)
NET INCOME	2,314,740	6,040,394
Less: net (loss) income attributable to non-controlling interests	(62,407)	346,503
NET INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	2,377,147	5,693,891

OTHER COMPREHENSIVE INCOME
Net income	2,314,740	6,040,394
Foreign currency translation adjustment, net of tax	181,529	110,042
TOTAL COMPREHENSIVE INCOME	$2,496,269	$6,150,436
Less: total comprehensive (loss) income attributable to non-controlling interests	(62,469)	346,532
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	2,558,738	5,803,904

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.04	$0.11

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	53,569,358	50,000,000

* Presented on a retroactive basis to reflect the reverse recapitalization that is discussed in detail in Note 1 to the Company’s Unaudited Condensed Consolidated Financial Statements.